Central Puerto S.A. ANNUAL GENERAL MEETING AND SPECIAL MEETING. no. 73

At Avda. Tomas A. Edison No. 2701, City of Buenos Aires, at 11.15 a.m., on April 30, 2019, Mr. Chairman of CENTRAL PUERTO SOCIEDAD ANÓNIMA (hereinafter, the “Company”), commences the Annual General Meeting and Special Meeting called for this date. The Meeting will be chaired by Mr. Osvaldo Arturo RECA, in his capacity as Chairman of the Company´s Board of Directors. On behalf of the Board of Directors, the following individuals are also present: Miguel DODERO, Juan José SALAS, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Jorge RAUBER, Cristian LOPEZ SAUBIDET, and Jorge Eduardo VILLEGAS. The members of the Supervisory Committee are also present: Carlos Cesar Adolfo HALLADJIAN and Eduardo Antonio EROSA. The Directors Oscar GOSIO and Liliana MURISI, and the member of the Supervisory Committee Juan Antonio NICHOLSON, previously informed that they would not be present at the meeting for personal reasons. It is put on record that Gustavo Podestá is present on behalf of the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos S.A.) (hereinafter, “BYMA”). It is also put on record that the representative of the Argentine Securities Commission (Comisión Nacional de Valores) (hereinafter, “CNV”) is not present. In accordance with pages 23 to 26 of the Shares and Shareholders Registry Book no. 3, sealed under number 2156-16, there are 41 shareholders present, 34 by proxy and 7 on their own behalf, which shareholders represent 1,244,230,728 ordinary shares carrying 1 (one) vote each and with a face value of 1 Ps. each. Such shares represent a total capital stock of Ps. 1,244,230,728, with right to vote, which are equal to 82.18% of the current Ps. 1,514,022,256 capital stock and to the total outstanding shares with right to vote. The shares, votes, name of the shareholders and their proxies, addresses and ID numbers are recorded on pages 23 to 26 of the abovementioned Shares and Shareholders Registry Book. It is put on record that the shareholders certificates have been submitted pursuant to Section 238 of the Argentine Companies Act no. 19550 (hereinafer, “LGS”) and CNV regulations (as amended 2013), Resolution no. 622/2013 as amended (hereinafter, the “CNV Regulations”). So as to collaborate with the development of the Meeting, Mr. Chairman asks shareholders to wait to be given the floor, to identify themselves when asking for the floor, and to identify themselves when issuing a negative vote or when refraining from voting a motion put to vote. Moreover, it reminds shareholders that the silence regarding any proposal or motion shall be considered as approval. There being quorum to validly transact business, the Meeting is initiated. The first item on the Agenda is submitted for consideration: 1) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: The proxy of shareholder José Luis D’Odorico takes the floor and proposes the appointment of shareholder Marcelo Atilio Suvá and shareholder Gonzalo Pérès Moore´s proxy to sign the minutes of this Meeting. The motion is put to vote. Afterwards, the proxy of shareholder Citibank N.A. – Central Puerto S.A. (hereinafter, “Citibank”) states that it issues 309,368,220 votes in favor of D’Odorico’s motion and that it refrains from issuing 23,310 votes. Afterwards, the proxy of shareholder Argentine Government –Secretariat of Energy takes the floor and issues a negative vote with regard to D’Odorico’s motion, proposing its appointment to sign the minutes of this Meeting. Therefore, after short deliberation, the proposal of the proxy of shareholder D’Odorico is approved by the majority of eligible votes. Next, the second item on the Agenda is submitted to the Shareholders for consideration: 2) CONSIDERATION OF THE ANNUAL REPORT AND ITS ANNEX; THE STATEMENT OF INCOME; THE STATEMENT OF COMPREHENSIVE INCOME; THE STATEMENT OF FINANCIAL POSITION; THE STATEMENT OF CHANGES IN EQUITY; THE STATEMENT OF CASH FLOW; NOTES TO THE FINANCIAL STATEMENTS AND ANNEXES; INFORMATION REPORT; ADDITIONAL INFORMATION TO THE NOTES TO FINANCIAL STATEMENTS – SECTION No. 12, CHAPTER III, TITLE IV, GR No. 622/2013, ARGENTINE SECURITIES COMMISSION (COMISIÓN NACIONAL DE VALORES) AND SECTION No. 68 OF THE LISTING RULES OF THE BUENOS AIRES STOCK EXCHANGE (BOLSAS Y MERCADOS ARGENTINOS S.A.); AUDIT REPORT AND THE COMPANY´S SUPERVISORY COMMITTEE REPORT. ALL THESE DOCUMENTS ARE WITH RESPECT TO THE FISCAL YEAR ENDED DECEMBER 31, 2018.

In this regard, the Chairman informs that the documents under consideration were legally available to shareholders previous to this Meeting and in accordance with the corresponding regulatory period, as well as being submitted before CNV and BYMA in due time and proper form. Moreover, it is informed that together with the above mentioned documents, the Company’s Supervisory Committee Annual Report was also available to shareholders, which informs on the treatment given to the matters under its scope as stated in Section 110 of the Capital Markets Act no. 26831 and in Chapter III, Title II of CNV Regulations during the fiscal year ended December 31, 2018. Afterwards, shareholder D’Odorico’s proxy takes the floor and proposes the following: (i) To omit the reading of the documents under consideration on the grounds that their content is known to shareholders since they were legally available to them before this Meeting in accordance with the corresponding regulatory period ;   (ii) To approve the Statement of Comprehensive Income, the Statement of Comprehensive Financial Position, the Statement of Comprehensive Changes in Equity, the Statement of Comprehensive Cash Flow and the Notes to the Financial Statements as submitted by the Board of Directors ; (iii) To approve the Annual Report as submitted by the Board of Directors; (iv) To approve the separated Financial Statements and the notes to the separated Financial Statements as submitted by the Board of Directors (v) To approve the Audit Reports and the Company’s Supervisory Committee Report corresponding to the fiscal year ended December 31, 2018; (vi) To approve the additional information in accordance with Section 68, Listing Rules of Merval and Section 12, Chapter III, Title IV of CNV Regulations and the informative review required by CNV Regulations as submitted by the Board of Directors; and (vii) To authorize the Board to accept possible amendments that regulatory agencies may require, as long as such amendments are not rejected by the Supervisory Committee or the Certifying Accountant. The motion of shareholder D’Odorico is put to vote. Shareholder Citibank´s proxy takes the floor and states that it issues 305,904,430 votes in favor of D’Odorico’s motion and it refrains from issuing 3,487,100 votes. Therefore, and after short deliberation, the proposal of shareholder D’Odorio’s proxy is approved by unanimous eligible votes. Next, the third item on the Agenda is submitted to the Shareholders for consideration: 3) CONSIDERATION OF THE INCOME (LOSS) FOR THE FISCAL YEAR AND THE REMAINING RETAINED EARNINGS, AND THE BOARD OF DIRECTORS’ PROPOSAL, WHICH CONSISTS ON: (I) ALLOCATING THE AMOUNT OF PS. 450,459 THOUSAND FOR THE RECOMPOSITION OF THE LEGAL RESERVE, (II) ALLOCATING THE AMOUNT OF PS. 712,524 THOUSAND FOR THE CREATION OF THE LEGAL RESERVE OF THE FISCAL YEAR AND (III) ALLOCATING THE AMOUNT OF PS. 13,552,354 THOUSAND TO A VOLUNTARY RESERVE TO BE DEFINED AT THE MEETING. CONSIDERATION AND APPROVAL OF THE PAYMENT OF THE PROFIT-SHARING BONUS, PURSUANT TO SECTIONS 12 AND 33 OF THE BYLAWS. Mr. Chairman takes the floor and informs the present that the fiscal year ended December 31, 2018 showed a net income of Ps. 17,519,598. Pursuant to the Argentine Companies Law and the CNV Regulations, it is necessary to allocate to the legal reserve a minimum amount of 5% of the income for the fiscal year, plus or less the adjustments of previous fiscal years, transferences from comprehensive income to retained earnings and before losses are absorbed, until it reaches 20% of the capital stock plus the balance of capital adjustment count. The floor is given to shareholders so that they can make the proposals they consider appropriate to treat the income for the period. Afterwards, Shareholder D’Odorico’s proxy takes the floor and proposes the following: a) to increase the legal reserve by Ps. 450,459 thousand, so as to restore the legal reserve to its amount prior to bearing the losses resulting from the exercise of the option contained in General Resolution No. 777/18 of the Argentine Securities Commission, which is ad referendum of this Annual General Meeting and Special Meeting, and the amount of Ps. 712,524 thousand for the creation of the legal reserve of the fiscal year and  b) after deducting the negative unappropriated retained earnings and the proposal with relation to the legal reserve, to allocate the remaining balance of the fiscal year to increase the voluntary reserve so as to increase the Company´s solvency by Ps. 13,552,354 thousand. Additionally, the payment of the personnel´s profit-sharing bonus is proposed, pursuant to Section 33 of the Bylaws. Afterwards, he states that in accordance with General Resolution No. 777/2018 of the CNV, “the allocation of profits shall be made in the currency in force at the date of the shareholders’ meeting, taking into consideration the price index belonging to the month prior to the meeting” and it is stated that the amount of Ps. 82,242,676 shall be approved to pay the profit-sharing bonus. The motion is put to vote. The proxy of shareholder Citibank takes the floor and states that it issues 19,468,370 negative votes and 289,897,390 votes in favor of D’Odorico’s motion, and that it refrains from issuing 25,770 votes. Afterwards, the Proxy of shareholder Argentine Government –Secretariat of Energy takes the floor, and states that regarding D’Odorico’s proposal, it: a) votes in favor and approves restoring and increasing the Company’s legal reserve as well as increasing the voluntary reserve; and b) refrains from voting on the payment of the personnel’s profit-sharing bonus. Afterwards, the proxy of shareholder ANSES FGS Law 26425 states that it approves D’Odorico’s motion, refraining from voting on the payment of the personnel´s profit-sharing bonus. Therefore, and after short deliberation, the proposal of shareholder D’Odorico is totally approved by the majority of eligible votes.

Next, the fourth item on the agenda is submitted to the Shareholders for consideration. 4) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY’S BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2018. Shareholder D’Odorico’s proxy takes the floor and proposes to approve the performance of the Company’s Board of Directors up to this Meeting. The motion is put to vote. Afterwards, Shareholder Citibank’s proxy states that it issues 21,000 negative votes and 309,308,470 votes in favor of D’Odorico’s proposal, and that it refrains from issuing 62,060 votes. Therefore, after short deliberation, the proposal of shareholder D’Odorico’s proxy is approved by the majority of eligible votes. Shareholder Marcelo Atilio SUVÁ withheld his vote regarding his own performance. Next, Mr. Chairman submits to the shareholders the fifth item on the Agenda for consideration. 5) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY’S SUPERVISORY COMMITTEE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2018. Shareholder D’Odorico’s proxy takes the floor and proposes to approve the performance of the Supervisory Committee up to the date of this Meeting. The motion is put to vote. Afterwards, shareholder Citibank´s proxy states that it issues 309,296,670 in favor; 20,000 negative votes; and that it refrains from issuing 74,860 votes. Therefore, and after short deliberation, the proposal of Shareholder D’Odorico’s proxy is approved by the majority of eligible votes. Next, the sixth item on the Agenda is submitted to the shareholders for consideration. 6) CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018 WITH DUE REGARD TO THE LIMITATIONS IN CONNECTION WITH THE COMPANY’S NET INCOME PURSUANT TO SECTION 261 OF LAW No. 19550 AND THE ARGENTINE SECURITIES COMMISSION RULES. CONSIDERATION OF THE ADVANCE PAYMENT OF DIRECTOR’S FEES FORT HE FISCAL YEAR TO END DECEMBER 31, 2019. Mr. Chairman takes the floor and states that in accordance with what was considered in the Board of Director’s Meeting on March 11, 2019, the Company’s Board of Directors proposes shareholders to confirm the advance payment of directors’ fees for the fiscal year ended December 31, 2018 for the total amount of Ps. 6,355,140.11 in view of their capacity and professional reputation. Moreover, it proposes shareholders to authorize the members of the Board of Directors to continue receiving fees’ advance payment during this fiscal year, ad referendum its subsequent approval at the Shareholders’ Meeting that shall consider the financial statements for the fiscal ended December 31, 2019. Shareholder D’Odorico’s proxy takes the floor and proposes the following: i) to approve the remuneration of the Directors for the fiscal year ended December 31, 2018, confirming the advance payment received, for the amount of Ps. 6,355,140.11 in view of their capacity and professional reputation and in accordance with the following details: Miguel DODERO $620,000.00; Cristian LÓPEZ SAUBIDET $630,000.00; Osvaldo RECA $710,000.00; Diego Gustavo PETRACCHI; $480,000.00; Tomás José WHITE $620,000.00; Oscar Luis GOSIO $620,000.00; Juan José SALAS $560,000.00; Jorge An’bal RAUBER $25,140.11; Mario Luis ESPADA $150,000.00, Gonzalo SUNDBLAD $150,000.00; Rufino ESCASANY $120,000.00; Tomás PERES $410,000.00; Jorge Eduardo VILLEGAS $630,000.00 and Liliana MURISI $630,000.00, thanking at last the resignations submitted by the remaining Directors; and ii) to authorize the members of the Board of Directors and of the Audit Committee to receive advance payment ad referendum the next Meeting, which Meeting shall consider the financial statements for the fiscal year ended December 31, 2019. The motion of shareholder D’Odorico is put to vote. Afterwards, Shareholder Citibank´s proxy states that it issues 289,802,230 votes in favor; 953,300 negative votes; and that it refrains from issuing 18,636,000 votes. Afterwards, the Proxy of shareholder Argentine Government –Secretariat of Energy refrains from voting on shareholder D’Odorico’s motion. Therefore, and after short deliberation, the proposal of shareholder D’Odorico’s proxy is approved by the majority of eligible votes. Next, the seventh item on the Agenda is submitted to the Shareholders for consideration. 7) CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, AND THE FEES’ REGIME FOR THE FISCAL YEAR TO END DECEMBER 31, 2019. Shareholder D’Odorico’s proxy takes the floor and proposes the following: i) the approval of the remuneration of the members of the Supervisory Committee for the fiscal year ended December 31, 2018, confirming the advance payments received, for the amount of Ps. 637,500.00, in accordance with the following details: Marcelino Agust’n DIEZ $62,500.00; Cesar HALLADJIAN $187,500.00; Eduardo EROSA $212,500.00; Juan NICHOLSON $150,000.00 and Carlos ZLOTNITZKY $25,000.00, and ii) to authorize the members of the Supervisory Committee to receive advance payment ad referendum the next Meeting, which Meeting shall consider the financial statements for the fiscal year ended December 31, 2019. The motion of shareholder D’Odorico is put to vote Afterwards, Shareholder Citibank´s proxy states that it issues 266,037,430 votes in favor; 2,976,460 negative votes; and that it refrains from issuing 40,377,640 votes. Afterwards, the Proxy of shareholder Argentine Government –Secretariat of Energy takes the floor and states that it refrains from voting on shareholder D’Odorico’s motion. Therefore, and after short deliberation, the proposal of shareholder D’Odorico’s proxy is approved by the majority of eligible votes. Next, Mr. Chairman submits to Shareholders the eighth item on the Agenda for consideration. 8) DETERMINATION OF THE NUMBER OF DEPUTY DIRECTORS AND APPOINTMENT OF DIRECTORS AND DEPUTY DIRECTORS. CONSIDERATION OF THE CONTINUITY OF THE CURRENT CHAIRMAN UNTIL THE APPOINTMENT TO BE MADE BY THE COMPANY’S BOARD OF DIRECTORS. In this regard, Mr. Chairman informs that in accordance with Section 17 of the Company’s Bylaws, the direction and management of the Company shall be in charge of a Board of Directors formed by 11 (eleven) directors and the same or lower number of deputy directors. Regard being had to the foregoing, it is necessary to determine the number of deputy Directors for the fiscal year 2019. Afterwards, shareholder D’Odorico’s proxy takes the floor, proposes and votes for the number of Deputy Directors for the current fiscal year to be fixed in 11 (eleven). The motion is put to vote. Afterwards, Shareholder Citibank’s proxy states that regarding D’Odorico’s proposal, it issues 252,391,140 votes in favor; 16,696,910 negative votes; and that it refrains from issuing 40,303,480 votes. Afterwards, the Proxy of shareholder ANSES FGS Law 26425 states that it refrains from voting on the proposed motion. Therefore, and after short deliberation, the proposal of shareholder D’Odorico’s proxy is approved by the majority of eligible votes. After fixing the number of Deputy Directors for the fiscal year 2019, it is necessary to appoint Directors and Deputy Directors for the fiscal year to end December 31, 2019 on the grounds of the expiration of all terms in office. Moreover, Mr. Chairman puts on record that in order to appoint the members of the Board of Directors, which shall take place subsequently, the provisions of Section 109 of Law no. 26831, Section 16 and related sections of Chapter III, Title II of CNV Regulations must be taken into account, regarding the independent character that most of the members of the Company’s Supervisory Committee must bear. Moreover, it informs that shareholder ARGENTINE GOVERNMENT –Secretariat of Energy and shareholder ANSES FGS Law No. 26425 have duly notified the Company on their decision to vote through cumulative vote on the election of Directors and Statutory Auditors, regarding their 124,949,112 and 27,992,640 book-entry common shares carrying 1 (one) vote each, respectively. For this reason, it informs shareholders present that they are all entitled to cumulative voting in the election of up to one third of the vacancies to be filled in the Board of Directors.

The amount of votes that would correspond to each shareholder should they decide to exercise their right to vote through cumulative voting system in the appointment of directors is as follows:

SHAREHOLDERS – CUMULATIVE VOTING

CITIBANK N.A.- CENTRAL PUERTO S.A.	3,403,306,830
PLUSENER S.A.	1,738,813,824
ARGENTINE GOVERNMENT	1,374,440,232
RECA GUILLERMO PABLO	1,354,053,294
ESCASANY EDUARDO JOSE	852,191,043
PROVINCE OF NEUQUÉN	687,220,160
CAPUTO NICOLAS MARTIN AND OTHERS	618,839,144
RECA GUILLERMO PABLO AND OTHER	584,428,570
CAPUTO SEBASTIAN LUIS AND OTHERS	568,542,337
CAPUTO JORGE ANTONIO NICOLAS AND OTHERS	519,358,664
ANSES FGS LEY 26425	307,919,040
CANTOMI URUGUAY SA	185,854,735
CAPUTO MONICA MARIA	165,429,616
PERES MOORE GONZALO ALEJANDRO	145,298,384
CASAS JUAN CARLOS MARTIN	139,086,200
BLEDEL JORGE CARLOS	138,882,128
POLINTER SA	109,734,427
VAZQUEZ ROBERTO GUSTAVO	94,418,808
D'ODORICO JOSE LUIS	73,967,168
BONCAMPO S.A	68,382,556
MALBRAN JOSE MARIA ALEJANDRO RAMON	66,000,000
MASTERSON CHRISTOPHER MARY	64,591,285
ORTIZ MASLLORENS JOSE MANUEL AND OTHER	47,028,399
FITTE MARIA INES	46,519,748
DE LA FUENTE FACUNDO	46,519,748
CAPUTO ANGELES MARIA	43,734,031
RUETE ENRIQUE WILFREDO AND OTHER	41,151,143
MIGUENS MARIA LUISA BARBARA	41,036,094
MIGUENS CRISTINA TERESA	33,179,465
BROOK CECILIA RUTH	25,460,600
VERSTRAETEN FRANCISCO JAVIER AND OTHER	19,690,000
SUVA MARCELO ATILIO AND OTHER	16,500,000
DE ELIA MARCELO	14,464,604
VERSTRAETEN CHRISTIAN ANTONIO	11,000,000
VERSTRAETEN ASTRID MARIA	11,000,000
PARDO CABANILLAS FERNANDO ENRIQUE AND OTHER	9,944,000
DE PAUL FABIAN ALEJANDRO	8,623,648
DE ELIA MARCELO AND OTHER	5,500,000
CINCO VIENTOS URUGUAY SA	1,594,461
POTENCIAR SGR	1,380,170
PERES MOORE GONZALO ALEJANDRO	759,000
TANOIRA GONZALO	683,342
MOSTEIRO, Cecilia Marta	11,000
LOLLA, Guillermo Arturo AND OTHER	110

Afterwards, Mr. Chairman asks shareholders to inform who will exercise their right to cumulative vote for the election of directors, understanding that the rest will vote through the ordinary system. Then, the proxies of Argentine Government –Secretariat of Energy; ANSES FGS – Law No. 26425; Plusener S.A.; Cantomi Uruguay S.A.; Eduardo José Escasany; Polinter S.A.; Province of Neuquén; Jorge Carlos Bledel; Juan Carlos Casas; Boncampo S.A.; José Mar’a Malbran; Potenciar SGR and José Manuel Ortiz Mallorens, state that each of them will also exercise the right to elect directors through cumulative vote. In this regard, it is informed that the amount of ordinary votes amounts to 724,509,554. In order to elect directors, Mr. Chairman states that those shareholders that decided to vote through the ordinary system shall vote first by proposing and voting candidates regarding the 2/3 (two thirds) of the vacancies to be elected through the ordinary system; i.e., 8 directors and 8 deputy directors, as well as the remaining 1/3 (one third) of the vacancies; i.e., 3 directors and 3 deputy directors, which will compete with the candidates proposed by those Shareholders that stated their intention to exercise their right to cumulative vote. Regarding this last vacancies, both shareholders voting through the ordinary system and those with cumulative right will compete. In this regard, Mr. Chairman asks shareholders voting through the ordinary system to make their motions. Afterwards, shareholder D’Odorico’s proxy takes the floor and proposes the following: a) to appoint the following as Directors of the Company: Osvaldo Arturo RECA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCI, Tomás PERES, Tomás José WHITE, Jorge An’bal RAUBER, Cristián LÓPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Liliana Amelia MURISI, and b) to appoint the following as Deputy Directors of the Company: Marcelo Atilio SUVA, Justo Pedro SAENZ, Adrián Gustavo SALVATORE, Javier Alejandro TORRE, Rubén Omar LÓPEZ, José Manuel PAZOS, Enrique Gonzalo BALLESTER, Oscar Luis GOSIO, Juan Pablo GAUNA OTERO; Diego Federico CERDEIRO and Pablo Javier VEGA. The first 8 (eight) mentioned to fill the vacancies corresponding to 2/3 to be appointed by the ordinary system, and the 3 (three) last for the remaining 1/3 (these last ones will compete with the vacancies to be appointed through cumulative system). Moreover, he states that Osvaldo Arturo RECA, Tomás PERES, Cristián LÓPEZ SAUBIDET, Jorge An’bal RAUBER, José Manuel PAZOS, Marcelo Atilio SUVA, Justo Pedro SAENZ, Adrián Gustavo SALVATORE, Javier Alejandro TORRE, Rubén Omar LÓPEZ, Juan Pablo GAUNA OTERO, Miguel DODERO, Diego PETRACCI and Oscar Luis GOSIO are not independent, and that José Luis MOREA, Juan José SALAS, Tomás José WHITE, Jorge Eduardo VILLEGAS, Liliana Amelia MURISI, Enrique Gonzalo BALLESTER, Diego Federico CERDEIRO and Pablo Javier VEGA are independent pursuant to the provisions of Section 11, Chapter III, Title II of the CNV Regulations. He also informs that in accordance with CNV Regulations, the above mentioned candidates have stated that they support the adoption of a Corporate Governance Code aimed at implementing certain practices of good governance, which are considered as a protection instrument for shareholders and third parties in general. Afterwards, Citibank’s proxy states that regarding D’Odorico’s proposal, it issues 252,391,140 votes in favor; and 16,696,910 negative votes. Moreover, it refrains from issuing 40,303,480 votes. Mr. Chairman takes the floor and informs that the amount of votes assigned to the candidates proposed by D’Odorico, under the above stated system, is as follows:

	DIRECTORS	DEPUTY DIRECTORS	ORDINARY VOTES
1.	Osvaldo Arturo RECA (ID 10,176,569)	Marcelo Atilio SUVA (ID 5,081,825)	667,509,164
2.	Miguel DODERO (ID 11,450,697)	Justo Pedro SAENZ (ID 11,959,191)	667,509,164
3.	José Luis MOREA (ID 11,773,941)	Adrián Gustavo SALVATORE (ID 18,403,083)	667,509,164
4.	Juan José SALAS (ID 11,451,808)	Javier Alejandro TORRE (ID 18,089,213)	667,509,164
5.	Diego PETRACCI (ID 22,847,770)	Rubén Omar LÓPEZ (ID 16,900,928)	667,509,164
6.	Tomás PERES (ID 92,822,329)	José Manuel PAZOS (ID 22,364,131)	667,509,164
7.	Tomás José WHITE (ID 12,946,343)	Enrique Gonzalo BALLESTER (ID 10,795,590)	667,509,164
8.	Jorge An’bal RAUBER (ID 20,605,997)	Oscar Luis GOSIO (ID 11,045,501)	667,509,164
9.	Cristián LÓPEZ SAUBIDET (ID 24,205,781)	Juan Pablo GAUNA OTERO (ID 25,018,101)	667,509,164
10.	Jorge Eduardo VILLEGAS (ID 7,621,383)	Diego Federico CERDEIRO (ID 25,248,554)	667,509,164
11.	Liliana Amelia MURISI (ID 17,885,026)	Pablo Javier VEGA (ID 23,001,041)	667,509,164

Mr. Chairman continues taking the floor and informs that the voting through cumulative system is commenced. For such reason, he asks shareholders voting through the cumulative system to state a) their candidates and their respective deputies, b) the votes they will assign to each candidate and to their respective deputies, and c) their independent or non-independent condition. As shareholder Argentine Government –Secretariat of Energy has previously communicated its decision to exercise its right to cumulative vote, Mr. Chairman gives the floor to its proxy. The Proxy of Argentine Government –Secretariat of Energy takes the floor, proposes and votes to appoint Alberto Gustavo González and Pablo Hourbeigt director and deputy director respectively, assigning to such effect 1,374,440,232 votes. Moreover, he states that González and Hourbeigt are independent pursuant to Section 11, Chapter III, Title II of CNV Regulations. The proxy of ANSES FGS Law no. 26425 takes the floor and states that he supports the Argentine Government –Secretariat of Energy’ motion, assigning to such effect 307,919,040 ordinary votes. Afterwards, Shareholder Plusener S.A.’s proxy takes the floor, who proposes and decides to assign 1,738,813,824 votes to appoint Cristián LÓPEZ SAUBIDET and Juan Pablo GAUNA OTERO director and deputy director respectively. Then, shareholder Eduardo Escasany’s proxy takes the floor, proposes and assigns 852,191,043 votes to the appointment of Jorge Eduardo VILLEGAS and Diego Federico CERDEIRO as director and alternate director respectively. The Proxy of shareholder Cantomi Uruguay S.A. and Polinter S.A. takes the floor, proposes and assigns a) 185,854,735 votes of Shareholder Cantomi Uruguay S.A. and b) 109,734,427 votes of Shareholder Polinter S.A.; i.e., a total of 295,589,162 votes to the appointment of Jorge Eduardo VILLEGAS and Diego Federico CERDEIRO as director and deputy director respectively. Afterwards, the proxy of Province of Neuquén proposes and assigns 687,220,160 votes to appoint Liliana Amelia MURISI and Pablo Javier VEGA as director and deputy director respectively. Then, the proxy of shareholders Jorge Carlos Bledel and Juan Carlos Casas takes the floor, proposes and assigns: a) 139,086,200 votes of shareholder Juan Carlos CASAS, and b) 138,882,128 votes of shareholder Jorge BLEDEL; i.e., a total of 277,968,328 votes to the appointment of Liliana Amelia MURISI and Pablo Javier VEGA as director and deputy director respectively. Finally, the Proxy of shareholders Boncampo S.A., Potenciar SGR and José Manuel Ort’z Masllorens proposes and assigns a) 68,382,556 votes of shareholder BONCAMPO, b) 1,380,170 votes of shareholder Potenciar SGR, and c) 47,028,399 votes of shareholder José Manuel ORTÍZ MASLLORENS; i.e., a total of 116,791,125 votes to the appointment of Liliana Amelia MURISI and Pablo Javier VEGA as director and deputy director respectively. Finally, Shareholder José Mar’a Malbran’s proxy, moves and proposes and assigns 66,000,000 votes to the appointment of Liliana Amelia MURISI and Pablo Javier VEGA as director and deputy director respectively. Then, Mr. Chairman informs the present the total amount of votes received by each of the candidates so as to determine 1/3 of the vacancies:

no.	Director and Deputy director candidates	Ordinary votes	Cumulative votes	Total votes
1	Director candidate: Cristián López Saubidet Deputy director candidate: Juan Pablo Gauna Otero	667,509,164	1,738,813,824	2,406,322,988
2	Director candidate: Jorge Villegas Deputy director candidate: Diego Federico Cerdeiro	667,509,164	1,147,780,205	1,815,289,369
3	Director candidate: Liliana Amelia Murisi, Deputy director candidate: Pablo Javier Vega	667,509,164	1,147,979,613	1,815,488,777
4.	Director candidate: Alejandro Mario Roisentul Wuilliams Deputy director candidate: Claudia Inés Ciciliano	0	1,682,359,272	1,682,359,272

In accordance with the aforementioned, it is informed that regarding the filling of the third part of the Board of Directors in which shareholders voting through the ordinary system competed with shareholders voting through cumulative system, the following candidates were elected Directors and Deputy Directors. Directors: Cristián López SAUBIDET, Jorge Eduardo VILLEGAS, Liliana Amelia MURISI. Deputy Directors: Juan Pablo GAUNA OTERO, Diego Federico CERDEIRO and Pablo Javier VEGA. Subsequently, and as consequence of the above mentioned, the appointed new Board of Directors is as follows:

	DIRECTORS	DEPUTY DIRECTORS
1.	Osvaldo Arturo RECA (ID 10,176,569)	Marcelo Atilio SUVA (ID 5,081,825)
2.	Miguel DODERO (ID 11,450,697)	Justo Pedro SAENZ (ID 11,959,191)
3.	José Luis MOREA (ID 11,773,941)	Adrián Gustavo SALVATORE (ID 18,403,083)
4.	Juan José SALAS (ID 11,451,808)	Javier Alejandro TORRE (ID 18,089,213)
5.	Diego Gustavo PETRACCHI (ID 22,847,770)	Rubén Omar LÓPEZ (ID 16,900,928)
6.	Tomás PERES (ID 92,822,329)	José Manuel PAZOS (ID 22,364,131)
7.	Tomás José WHITE (ID 12,946,343)	Gonzalo Enrique BALLESTER (ID 10,795,590)
8.	Jorge An’bal RAUBER (ID 20,605,997)	Oscar Luis GOSIO (ID 11,045,501)
9.	Cristián LÓPEZ SAUBIDET (ID 24,205,781)	Juan Pablo GAUNA OTERO (ID 25,018,101)
10.	Jorge Eduardo VILLEGAS (ID 7,621,383)	Diego Federico CERDEIRO (ID 25,248,554)
11.	Liliana Amelia MURISI (ID 17,885,026)	Pablo Javier VEGA (ID 23,001,041)

Finally and regarding the continuity of the current Chairman until the appointment to be made by the Company’s Board of Directors, Mr. Chairman informs the present that he will continue being Chairman until the distribution of charges at the first meeting of the newly-appointed Board of Directors and, eventually, until the meeting where the financial statements ending December 31, 2019 are put to consideration, should the Board of Directors decide so. Afterwards, the ninth item on the Agenda was submitted for consideration. 9) APPOINTMENT OF THE MEMBERS AND ALTERNATE MEMBERS OF THE COMPANY’S SUPERVISORY COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2019. Mr. Chairman takes the floor and informs that pursuant to the Bylaws in force, the Supervisory Committee must be formed by 3 (three) members and 3 (three) deputy members, which shall be appointed by the only class of share of the Company. He informs that in order to appoint the members of the Supervisory Committee, the provisions of Section 79 of the Capital Markets Act no. 26831 and Section 12 of Chapter III, Title II and Chapter I, Tittle XII of CNV Regulations must be taken into account. Moreover, as it is stated in the previous item of the Agenda, the Argentine Government –Secretariat of Energy and ANSES FGS Law no. 26425 has notified the Company on its decision to vote through cumulative vote on the election of Statutory Auditors. For this reason, Mr. Chairman informs shareholders present they are entitled to cumulative vote in the election of up to one third of the vacancies to be filled in the Supervisory Committee. So as to proceed to the election of the members of the Supervisory Committee and taking into account that the Argentine Government –Secretariat of Energy and ANSES FGS Law no. 26425 has communicated its intention to vote through the cumulative voting system, the amount of votes that would correspond to each shareholder should they decide to exercise their right to vote through the cumulative voting system in the appointment of statutory auditors is as follows:

SHAREHOLDERS – CUMULATIVE VOTES

CITIBANK N.A.- CENTRAL PUERTO S.A.	928,174,590
PLUSENER S.A.	474,221,952
ARGENTINE GOVERNMENT	374,847,336
RECA GUILLERMO PABLO	369,287,262
ESCASANY EDUARDO JOSE	232,415,739
PROVINCIA DEL NEUQUEN	187,423,680
CAPUTO NICOLAS MARTIN AND OTHERS	168,774,312
RECA GUILLERMO PABLO AND OTHER	159,389,610
CAPUTO SEBASTIAN LUIS AND OTHERS	155,057,001
CAPUTO JORGE ANTONIO NICOLAS AND OTHERS	141,643,272
ANSES FGS LEY 26425	83,977,920
CANTOMI URUGUAY SA	50,687,655
CAPUTO MONICA MARIA	45,117,168
PERES MOORE GONZALO ALEJANDRO	39,626,832
CASAS JUAN CARLOS MARTIN	37,932,600
BLEDEL JORGE CARLOS	37,876,944
POLINTER SA	29,927,571
VAZQUEZ ROBERTO GUSTAVO	25,750,584
D'ODORICO JOSE LUIS	20,172,864
BONCAMPO S.A	18,649,788
MALBRAN JOSE MARIA ALEJANDRO RAMON	18,000,000
MASTERSON CHRISTOPHER MARY	17,615,805
ORTIZ MASLLORENS JOSE MANUEL AND OTHER	12,825,927
FITTE MARIA INES	12,687,204
DE LA FUENTE FACUNDO	12,687,204
CAPUTO ANGELES MARIA	11,927,463
RUETE ENRIQUE WILFREDO AND OTHER	11,223,039
MIGUENS MARIA LUISA BARBARA	11,191,662
MIGUENS CRISTINA TERESA	9,048,945
BROOK CECILIA RUTH	6,943,800
VERSTRAETEN FRANCISCO JAVIER AND OTHER	5,370,000
SUVA MARCELO ATILIO AND OTHER	4,500,000
DE ELIA MARCELO	3,944,892
VERSTRAETEN CHRISTIAN ANTONIO	3,000,000
VERSTRAETEN ASTRID MARIA	3,000,000
PARDO CABANILLAS FERNANDO ENRIQUE AND OTHER	2,712,000
DE PAUL FABIAN ALEJANDRO	2,351,904
DE ELIA MARCELO Y TRA	1,500,000
CINCO VIENTOS URUGUAY SA	434,853
POTENCIAR	376,410
PERES MOORE GONZALO ALEJANDRO	207,000
TANOIRA GONZALO	186,366
MOSTEIRO, MARTA CECILIA	3,000
LOLLA, GUILLERMO ARTURO AND OTHER	30

Afterwards, Mr. Chairman asks shareholders to inform who will exercise their right to cumulative vote on the election of statutory auditors, understanding that the rest will vote through the common system. Silence shall imply they will vote through the ordinary system. The proxy of Argentine Government –Secretariat of Energy states it will exercise the right to elect statutory auditors through cumulative vote. Next, the proxy of ANSES FGS Law no. 26425 also states it will exercise the right to elect statutory auditors through cumulative vote. In order to elect statutory auditors, Mr. Chairman states that those shareholders that decided to vote through the ordinary system shall vote first by proposing and voting candidates regarding the 2/3 (two thirds) of the vacancies to be elected through the ordinary system; i.e., 2 statutory auditors and 2 deputy statutory auditors, as well as the remaining 1/3 (one third) of the vacancies; i.e., 1 statutory auditor and 1 deputy statutory auditor, which shall compete with the candidates proposed by the those shareholders that stated their intention to exercise their right to cumulative vote. In this regard, Shareholders voting through the ordinary system will compete with the Shareholders voting through cumulative vote. Mr. Chairman asks shareholders voting through the ordinary vote system to make their proposals. The proxy of shareholder D’Odorico, who proposes and votes to appoint Carlos Cesar Adolfo HALLADJIAN and Eduardo Antonio EROSA as statutory auditors and Carlos Adolfo ZLOTNITZKI and Horacio Ricardo EROSA as deputy statutory auditors to fill the 2/3 (two thirds) of the vacancies to be filled through the ordinary system, and Juan Antonio NICHOLSON as statutory auditor and Lucas NICHOLSON as deputy statutory auditor for the remaining 1/3 (one third) (these last ones will compete for the vacancies to be appointed through the cumulative system). Moreover, all candidates are independent pursuant to Section 79 of the Capital Markets Act no. 26831 and pursuant to Section 12, Chapter III, Title II and IV of Chapter I, Title XII, CNV Regulations. Afterwards, those that decided they would exercise their right to vote through the ordinary system vote. The proxy of Citibank states that regarding D’Odorico’s proposal, it issues 268,147,010 votes in favor and 928,240 negative votes. In addition, it refrains from issuing 40,316,280 votes. Mr. Chairman takes note of the amount of votes assigned to the candidates proposed by shareholder D’Odorico under the indicated system as follows:

	STATUTORY AUDITOR	DEPUTY STATUTORY AUDITOR	ORDINARY VOTES
1.	Carlos Cesar HALLADJIAN	Carlos Adolfo ZLOTNITZKY	1,050,044,456
2.	Eduardo Antonio EROSA	Horacio Ricardo EROSA	1,050,044,456
3.	Juan Antonio NICHOLSON	Lucas NICHOLSON	1,050,044,456

Subsequently and in accordance with the above mentioned, Mr. Chairman commences the voting through cumulative system. For such reason, he asks shareholders voting through the cumulative system to state a) their candidates and their respective deputies and b) the votes they will assign to each candidate and to their respective deputies and c) their condition of independent or non-independent. As shareholder Argentine Government –Secretariat of Energy has previously communicated its decision to exercise its right to cumulative vote, Mr. Chairman gives the floor to it. The proxy of Argentine Government –Secretariat of Energy proposes and votes to appoint Alejandro Mario Roisentul Wuilliams and Claudia Inés Ciciliano statutory auditor and deputy statutory auditor respectively, assigning to such effect 374,847,336 votes. Moreover, he states that Roisentul Wuilliams and Ciciliano are independent pursuant to Section 11, Chapter III, Title II of CNV Regulations. The proxy of ANSES FGS Law no. 26425 takes the floor and states that he supports the Argentine Government –Secretariat of Energy’ motion, assigning to such effect 83,977,920 ordinary votes. Then, Mr. Chairman informs the present the total amount of votes received by each of the candidates so as to determine 1/3 of the vacancies:

No.	Statutory auditor candidate and Deputy statutory auditor candidate	Ordinary votes	Cumulative votes	Total votes
1	Statutory auditor candidate: Carlos Cesar HALLADJIAN Deputy statutory auditor candidate: Carlos Adolfo ZLOTNITZKY	1,050,044,456	---	1,050,044,456
2	Statutory auditor candidate: Eduardo Antonio EROSA Deputy statutory auditor candidate: Horacio Ricardo EROSA	1,050,044,456	---	1,050,044,456
3	Statutory auditor candidate: Juan Antonio NICHOLSON Deputy statutory auditor candidate: Lucas NICHOLSON	1,050,044,456	---	1,050,044,456
4	Statutory auditor candidate: Mario Roisentul Wuilliams Deputy statutory auditor candidate: Claudia Inés Ciciliano	---	458,825,256	458,825,256

In accordance with this, it is informed that regarding the filling of the 1/3 (third part) of the Supervisory Committee in which shareholders voting through the ordinary system compete with shareholders voting through cumulative system, the following candidates were elected Statutory Auditor and Deputy Statutory Auditor: Juan Antonio NICHOLSON and Lucas NICHOLSON. Subsequently, and as consequence of the above mentioned, the appointed new Supervisory Committee is as follows:

STATUTORY AUDITOR	DEPUTY STATUTORY AUDITOR
Carlos Cesar HALLADJIAN (ID 25,636,999)	Carlos Adolfo ZLOTNITZKY (ID 28,425,172)
Eduardo Antonio EROSA (ID 12,840,773)	Horacio Ricardo EROSA (ID 14,809,343)
Juan Antonio NICHOLSON ID 7,602,669)	Lucas NICHOLSON (ID 32,151,298)

Afterwards, the tenth item on the Agenda was submitted for consideration. 10) CONSIDERATION OF THE COMPANY’S CERTIFYING ACCOUNTANT’S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2018. Shareholder D’Odorico’s proxy, who proposes and votes to approve, together as a whole with the proposal made by the Company’s Board of Directors at its meeting dated March 11, 2019, the amount of Ps. 9,438,199.31 for audit services, Ps. 533,064.94 for tax services and Ps. 2,040,942.15 for other non-audit services. The proposal is put to vote. Afterwards, the proxy of shareholder Citibank issues 21,000 negative votes and 309,302,990 votes in favor of D’Odorico’s motion and refrains from issuing 67,540 votes. Afterwards, and after a short debate, the Shareholder D’Odorico’s Proxy motion was approved by the majority of eligible votes. The eleventh item on the Agenda was put to consideration. 11) APPOINTMENT OF THE CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2019 AND DETERMINATION OF ITS REMUNERATION. Shareholder D’Odorico’s proxy takes the floor, proposes and votes a) the appointment of Pistrelli, Henry Martin y Asociados S.R.L. as accounting auditors for the fiscal year commenced January 1, 2019 and the appointment of Germán Cantalupi (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60), partner of such firm, as Certifying Accountant; and the appointment of Ezequiel Calciati (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 163, Page 233) as Deputy Certifying Accountant of the mentioned financial statements; and b) the approval of the auditors’ remunerations corresponding to the fiscal year 2019 during the next Annual General Meeting. The motion of D’Odorico was put to vote. Afterwards, the Proxy of Citibank states that regarding D’Odorico’s proposal, it issues 309,367,860 votes in favor and that it refrains from issuing 23,670 votes. The proxy of Argentine Government –Secretariat of Energy refrains from voting D’Odorico’s motion. Therefore, and after a short debate, the Shareholder Proener S.A.U.’s Proxy motion is approved by unanimous vote. The twelfth item on the Agenda was put to consideration. 12) APPROVAL OF THE ANNUAL BUDGET FOR THE AUDIT COMMITTEE. In this regard, Mr. Chairman informs that in accordance with the last paragraph of Section 110 of Law no. 26831, it is at the Shareholders’ Meeting of the Company that the budget for the Audit Committee has to be assigned. For such purpose, the powers and duties set for by the regulations and the legislation in force for such Committee must be taken into account. Afterwards, D’Odorico’s proxy proposes and votes to assign a Ps. 300,000 budget for the functioning of the Audit Committee, which will enable the Committee to better develop the duties established by the regulations and legislation in force. The motion is put to vote. Then, Citibank’s proxy states that regarding D’Odorico’s proposal, it issues 266,135,190 votes in favor; 2,952,860 votes against; and that it refrains from issuing 40,303,480 votes. The proxy of Argentine Government –Secretariat of Energy refrains from voting D’Odorico’s motion, while ANSES FGS Law no. 26425 votes against D’Odorico’s motion. Therefore, and after a short debate, the Shareholder D’Odorico’s Proxy motion is approved by the majority of eligible votes. The thirteenth item on the Agenda was put to consideration. 13) GRANTING OF AUTHORIZATIONS. D’Odorico’s proxy takes the floor, proposes and votes to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Leonardo Marinaro, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey and/or Christian Rodr’guez Montes and/or Mariano Luchetti and/or Mar’a Agustina Leppen and/or Mar’a Lucila Winschel and/or Verónica Apollonio and/or José Mar’a Bazan and/or Juan Barros Mos and/or Emilio Diaz Reynolds, and/or Teodoro Rodriguez Caceres, and/or Juan Zurano so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including without limitation, CNV, BYMA, MERVAL, Security Clearing House (Caja de Valores), the Argentine Business Entities Registry Office (Inspección General de Justicia (“IGJ”)) (pursuant to Section 37 of the General Resolution IGJ no. 7/2015), and before any other regulation agency, being able to sign all kinds of presentations and/or forms, legal notices, law publications in general, affidavits, receive and answer lawsuits, commence proceedings and take all the proceedings necessary to obtain the respective records and approvals. The motion is put to vote. Afterwards, Citibank’s proxy states that regarding D’Odorico’s proposal, it issues 3,200 negative votes, 309,348,740 votes in favor, and that it refrains from issuing 39.570 votes. Moreover, Mr. Chairman informs that the motion of D’Odorico’s proxy is approved by the majority of eligible votes. There being no further business to discuss, Mr. Chairman expressed his gratitude for the attendance of all present and the meeting was adjourned at 12.30 p.m.

In accordance with Title II, Chapter VIII, Section IV, Section 23, paragraph d) of CNV Regulations, the votes of Citibank, on its capacity as depositary, regarding each item are indicated below:

ITEM ON THE AGENDA	NEGATIVE	IN FAVOR	ABSTENTION	TOTAL
1	0	309.368.220	23.310	309.391.530
2	0	305.904.430	3.487.100	309.391.530
3	19.468.370	289.897.390	25.770	309.391.530
4	21.000	309.308.470	62.060	309.391.530
5	20.000	309.296.670	74.860	309.391.530
6	953.300	289.802.230	18.636.000	309.391.530
7	2.976.460	266.037.430	40.377.640	309.391.530
8	16.696.910	252.391.140	40.303.480	309.391.530
9	928.240	268.147.010	40.316.280	309.391.530
10	21.000	309.302.990	67.540	309.391.530
11	0	309.367.860	23.670	309.391.530
12	2.952.860	266.135.190	40.303.480	309.391.530
13	3.220	309.348.740	39.570	309.391.530

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.